FORM 4	U. S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL

FORM 4

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person to Issuer (Check all applicable)
Smith James M. (Last) (First) (Middle)	AnnTaylor Stores Corporation (ANN)	___ Director _____10% Owner _X_ Officer (give title below) _____Other (specify below) Sr. VP and Chief Financial Officer

1. (continued)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year	7. Individual or Joint/Group Filing (Check applicable line)
C/o AnnTaylor Stores Corporation 142 West 57th Street (Street)		May/2002	__X__ Form filed by One Reporting Person
New York New York 10019 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	_____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	5/23/2002	M		1,249 (See Note 1)	A	$11.42		D	
Common Stock	5/23/2002	S		1,249	D	$31.10		D	
Common Stock	5/23/2002	M		1,875	A	$14		D	
Common Stock	5/23/2002	S		1,875	D	$31.10		D	
Common Stock	5/23/2002	M		3,000	A	$10.33		D	
Common Stock	5/23/2002	S		3,000	D	$31.10		D	
Common Stock	5/23/2002	M		1,274	A	$15.96		D	
Common Stock	5/23/2002	S		1,274	D	$31.23		D	
Common Stock	5/23/2002	M		2,476	A	$15.96		D	
Common Stock	5/23/2002	S		2,476	D	$31.10	17,554	D	

Note 1: All the numbers in this Table I reflect post- 3 for 2 stock split numbers.

(Over)

(Print or Type Responses)

SEC 2270 (10-94)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (right to buy)	$11.42 (See Note 1)	5/23/2002	M			1,249	(See Note 2)	5/1/2006	Common Stock	1,249		0	D	
Employee Stock Option (right to buy)	$14	5/23/2002	M			1,875	(See Note 3)	2/20/2007	Common Stock	1,875		0	D	
Employee Stock Option (right to buy)	$10.33	5/23/2002	M			3,000	(See Note 4)	4/21/2008	Common Stock	3,000		0	D	
Employee Stock Option (right to buy)	$15.96	5/23/2002	M			3,750	(See Note 5)	3/10/2010	Common Stock	3,750		3,750	D	

Explanation of Responses:

Note 1: All the numbers in this Table II reflect post- 3 for 2 stock split numbers.

Note 2: The Option vested in four equal installments on May 1 of 1997, 1998, 1999 and 2000.

Note 3: The Option vested in four equal installments on February 20 of 1998, 1999, 2000 and 2001.

Note 4: The Option vested in four equal installments on April 21 of 1999, 2000, 2001 and 2002.

Note 5: The Option vests in four equal installments on March 10 of 2001, 2002, 2003 and 2004.

/s/James M. Smith	6/6/2002
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, *see* Instruction 6 for procedure.

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